EXHIBIT 99.21

CONSENT OF DAVID GAUNT

United States Securities and Exchange Commission

Gentlemen:

In connection with Silver Wheaton Corporation’s (the “Company”) Annual Report on Form 40-F for the year ended December 31, 2008 (the “Annual Report”), I, David Gaunt, P.Geo., hereby consent to the inclusion in, or incorporation by reference into, and the use of my name in connection with the preparation of the following documents/reports:

1.	Resource estimate of the Campo Morado Project;

2.	Technical report dated March 17, 2008, entitled “Technical Report and Mineral Resource Estimate on the G-9 Deposit, Campo Morado Project, Guerrero State, Mexico;

3.	The Annual Report.

Date: March 30, 2009

Yours truly, /s/ David Gaunt
Name: David Gaunt, P.Geo.